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Jeff Ludwyck

CEO at Hyperspace XR

Greater Seattle Area

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 Hyperspace XR, LLC

 Seattle Pacific University

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 500+ connections

Jeff has over 10 years experience in the technology product development sector, most recently with Hyperspace XR, in executive leadership positions. He has built a deep set of technical leadership expertise in building and launching new technology products, team sourcing and collaboration, busin...

 Meet Our Start Up in
Residence: Hyperspace XR

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Experience

 **CEO | Founder**
Hyperspace XR, LLC
Jun 2016 – Present · 2 yrs 9 mos
Greater Seattle Area

We build portals to new immersive realities through large scale virtual experiences.

Our platform and attractions inspire operators and consumers alike through massive fully tactile experiences that bring players into worlds rich with lore, entertainment, and immersion by layering virtual environments onto a physical environment.

Our Seattle-based team is currently building our system, in partnership with Pacific Science Center in Seattle.

Director Of Operations | Investor
Charles Ludwyck Properties
Jan 2012 – Sep 2017 · 5 yrs 9 mos
Indiana

Historic 58 unit multi-family complex built in 1906 in the heart of the downtown Historic District. One and two bedroom units make up this property where residents enjoy spacious common areas and sprawling grounds. As I have transitioned into new opportunities, closer to home and in line with my goals and passions we have sold the property to a fantast... See more

 **Co-founder | Product Management | Business Development**
Purl
2011 – 2013 · 2 yrs
Greater Seattle Area

Mobile technology allowing businesses to connect with their onsite guests. Using GPS and unique wifi location technology business management provides location based deals,

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Co-founder | Creative Director | Operations
Talus Mobile
Oct 2008 – Dec 2012 · 4 yrs 3 mos
Bellevue, WA

Custom built mobile applications for iPhone and Android ranging a number of segments and product types.

Entertainment apps reaching #1 in the paid and free app stores multiple times over ... See more

Autocad Designer
Independent Consult - Commercial Design
2003 – Oct 2008 · 5 yrs
Bellevue, WA

Developed CAD drawings for a number of uses in the design, engineering, and construction sectors working hand-in-hand with architects, contractors, and city employees to develop and implement plans all across the Northwest.

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Education

Seattle Pacific University
Bachelor's Degree, Interior Design and Architecture - Entertainment Focus
1997 – 2001

Volunteer Experience

Morning Aid Volunteer
Jubilee REACH
Jan 2015 – Present · 4 yrs 2 mos
Children



 

